Exhibit (e)(27)

Michael E Ellis

9565 Yellow Finch Court

Brentwood, TN 37027

Dear Mike

As you know, you (the “Executive”) and Einstein Noah Restaurant Group, Inc. (the “Company”) entered into a Change in Control Letter Agreement dated April 30, 2013 (the “Change in Control Agreement”). By this letter, we are mutually agreeing to amend and restate numbered paragraph 2 of the Change in Control Agreement as follows:

1.	2. Transaction Success Bonus. If the Executive remains continually employed by the Company from the Effective Date through the consummation of a Change in Control (the “Transaction Success Date”), then the Company shall pay a one-time lump sum cash payment (the “Transaction Success Bonus”) equal to fifty percent (50%) of the Executive’s then current base pay to the Executive. Such payment will be made on the same date the Company pays its annual incentive bonus to employees for the year in which the consummation of the Transaction Success Date occurs. As an example only, if a Transaction Success Date occurs in 2014, the payout would be in February 2015 on the same date the Company pays employees whatever amount was earned, if any, under the 2014 annual incentive bonus program (the Payment Date”). Notwithstanding the foregoing, if the Executive’s continuous employment with the Company is terminated prior to the Payment Date (a) by the Company without Cause (as defined below) or (b) by the Executive for Good Reason (as defined below), the Company shall pay the Transaction Success Bonus to the Executive upon consummation of the Change in Control at the time and in the amount the Executive would otherwise receive such payment if the Executive had remained continuously employed by the Company on the Payment Date.

2.	All provisions of the Change in Control Agreement, not hereby amended and restated, are hereby ratified and confirmed and shall continue in full force and effect.

IN WITNESS WHEREOF, the Company and the Executive have executed this Amendment and Restatement letter agreement in one or more counterparts on the dates set forth below, to be effective as of the Effective Date.

Einstein Noah Restaurant Group, Inc.		Mike Ellis
(the Company)		(the Executive)

/s/ Frank Paci		/s/ Mike Ellis
Frank Paci, President and CEO		Executive Name
Date:	9/23/2014	Date:	9/23/2014